# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: JEWETT CAMERON TRADING CO LTD, CIK 0000885307
CUSIP: 47733C207
Title of class of securities: Common Stock, No Par Value
Address of issuer's principal executive offices: 32275 NW HILLCREST, 32275 NW HILLCREST, NORTH PLAINS, Oregon (OR), 97133
Date of event which requires filing of this statement: 08/06/2026
Amends the filing with accession number 0001217160-22-000038
Filed by CIK 0001787245
Persons authorized to receive notices and communications: Erica D. Daley, 1221 SW Yamhill St., Suite 100, Portland, Oregon (OR), 97205, 503-224-5858; Mary Ann Frantz, 1140 SW Washington St., Suite 700, Portland, Oregon (OR), 97205, 503-224-5858

## Reporting persons
- OREGON COMMUNITY FOUNDATION (CIK 0001787245): type of reporting person: corporation (CO); citizenship or place of organization: Oregon (OR); source of funds: other (OO); sole voting power 738,534; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 738,534 (21% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, No Par Value
Name of issuer: JEWETT CAMERON TRADING CO LTD
Address of issuer's principal executive offices: 32275 NW HILLCREST, 32275 NW HILLCREST, NORTH PLAINS, Oregon (OR), 97133
Comment: The title of the class of equity securities to which this Schedule 13D (the "Statement") relates is common stock, no par value ("Common Stock"), of Jewett-Cameron Trading Company Ltd., a British Columbia corporation (the "Company"). The address of the Company's principal executive offices is 32275 NW Hillcrest, North Plains, Oregon, 97133.

## Item 2. Identity and Background
Name of person filing: Oregon Community Foundation
Residence or business address: 1221 SW Yamhill St. Ste 100, Portland, OR 97205
Present principal occupation or employment: The Reporting Person is an Oregon nonprofit corporation whose address is 1221 SW Yamhill St. Ste 100, Portland, OR 97205
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is an Oregon nonprofit corporation and is recognized by the IRS as a 501(c(3) tax-exempt corporation

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: All securities beneficially owned by the Reporting Person were received as charitable gifts.

## Item 4. Purpose of Transaction
Purpose of transaction:
On August 6, 2026, the Reporting Person entered into a Purchase and Sale Agreement (the "Agreement") with Kotarba Partners Fund I, LP, a Delaware limited partnership (the "Purchaser"), pursuant to which the Reporting Person has agreed to sell to the Purchaser up to 738,534 shares of Common Stock (the "Shares"), comprising 100% of the shares of Common Stock beneficially owned by the Reporting Person as of the date of this filing, on the terms and conditions specified in the Agreement. Under the Agreement, the Purchaser is obligated to purchase 176,006 Shares at a purchase price of $1.85 per share no later than September 30, 2026, subject to customary closing conditions (the "Initial Purchase"). The Purchaser has the option to purchase the remaining Shares by no later than March 31, 2028; provided that the Initial Purchase has been completed. Of the remaining Shares, 176,006 will have a purchase price of $1.85 per share, and the balance will have a purchase price equal to 85% of the volume-weighted average price of the Company's common stock for the 30 consecutive trading days ending on the last business day immediately prior to the applicable closing date, subject to a minimum purchase price of $1.85 per share and a maximum purchase price of $4.00 per share. If the Initial Purchase is not completed by September 30, 2026 (which date may be extended by mutual agreement of the parties), the Agreement will terminate automatically. The parties may also agree to terminate the Agreement before March 31, 2028, whether or not additional purchases of Shares have been completed, or to extend the Purchaser's option to purchase the Shares beyond March 31, 2028. Other than as set forth in the Agreement, the Reporting Person has agreed to retain sole record and beneficial ownership, free of any Encumbrances (as defined in the Agreement), of all Shares that the Purchaser has the option to purchase under the Agreement (or as the parties may otherwise mutually agree), until the expiration or termination of the Agreement.

The foregoing summary of the terms and conditions of the Agreement is qualified in its entirety by reference to the full text of the Agreement, a copy of which is filed as Exhibit 1 hereto and is incorporated herein by reference.

The Reporting Person has no other present plans or proposals that relate to or would result in any of the events listed in Item 4. The Reporting Person may receive gifts of additional shares of Common Stock in the future and, in that event, may engage in sales of shares of Common Stock from time to time in furtherance of its charitable purposes.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this report, the Reporting Person beneficially owns 738,534 Shares of Comon Stock, representing 21.0% of the Company's outstanding shares of Common Stock (based on 3,520,113 shares outstanding as of July 14, 2026).
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date of this report, the Reporting Person has the sole power to direct the vote of 738,534 Shares it beneficially owns. The Reporting Person has agreed to sell 100% of the 738,534 Shares it beneficially owns on the terms set forth in the Agreement, of which the Purchaser is obligated to purchase only 176,006 Shares. Therefore, the Reporting Person presently has no power to dispose of the Shares other than pursuant to the Agreement.
Transactions in the class effected during the past sixty days:
The Reporting Person has not effected any transactions in the Issuer's Common Stock during the last sixty (60) days except as described in Item 4 or listed below:

On July 7, 2026, the Reporting Person sold 18,267 shares of Common Stock in the open market at a per share price of $2,5049.

On July 8, 2026, the Reporting Person sold 1,451 shares of Common Stock in the open market at a per share price of $2.5097.

On July 9, 2026, the Reporting Person sold 5,282 shares of Common Stock in the open market at a per share price of $2.5882.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: See Item 4.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 - Purchase and Sale Agreement between The Oregon Community Foundation and Kotarba Partners Fund I, LP, a Delaware limited partnership, dated August 6, 2026.

## Signatures
- OREGON COMMUNITY FOUNDATION: Erica D. Daley, Chief Financial and Operations Officer (08/10/2026)